Radisys Corporation
5435 N.E. Dawson Creek Drive
Hillsboro, Oregon 97124
Telephone: (503) 615-1100
August 11, 2016

Via EDGAR and E-Mail

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Attention: Jan Woo

RE:     Radisys Corporation
Registration Statement on Form S-3
Filed: August 3, 2016
File No. 333-212861

Dear Ms. Woo:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Radisys Corporation (the "Company") hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (Reg. No. 333-212861) at 12:00 p.m., Eastern time, on Friday, August 12, 2016, or as soon thereafter as is practicable.

The Company acknowledges that:

•
should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Radisys Corporation

By: /s/ Jonathan Wilson
Jonathan Wilson
Chief Financial Officer

cc:        Amar Budarapu, Esq.
Baker & McKenzie LLP